FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

September 23, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 23, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Dorato reports positive Lucero results from the Cordillera del Condor project, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has received highly anomalous  rock sample results from Minera Afrodita’s exploration program at the Lucero target, Cordillera del Condor project, Peru.  The Lucero discovery zone currently forms a gold and copper mineralized zone that extends for over one kilometre.  Significant trench results including 41 metres @ 3.08 g/t gold suggest that the discovery zone has significant bulk tonnage gold potential.  Dorato has a right to acquire 100% of Minera Afrodita.

Trench 755201, located within the Lucero gold discovery zone, intercepted 41.4 metres grading 3.1 g/t gold and 0.20% copper with gold grades increasing at depth:.  Two pits were excavated to investigate the depth extent of mineralization; grade in Pit V-2 increased with depth from approximately 1.0 g/t gold at surface to just over 6.0 g/t gold at 2.7 metres depth.  Rock assay results (from 968 rock samples) range from below detection to 11.17 g/t gold and 2.31% copper.

Trench Sampling Details

Trench 755201 is located in the south-eastern margin of the Lucero discovery zone (Fig. 1).  It was excavated in order to evaluate a 9.7 g/t gold-in-soil sample (news release NR10-15).  Preserved quartz and hematite veins in Trench 755201 indicate that the exposed rock represents outcrop and has not been reworked by near-surface weathering processes.  Composite rock chip samples were collected over intervals ranging between 0.1 to 2.0 metres in length.  Highlights from Trench 755201 are shown in Table 1.  Gold intercepts are illustrated in Figure 2.

Surface rock sampling and trenching have defined a 1,100-metre by 750-metre northeast-trending mineralized corridor (Fig. 1).  Gold and copper mineralization occurs in a hydrothermally altered package of sedimentary and intrusive rocks.  Significant gold-copper mineralization is also found in massive magnetite replacement and breccia bodies.

Previous rock sampling results included 10 adjacent rock samples collected over 30 metres of continuous surface sampling that contained grades of up to 11.17 g/t gold and averaged 2.85 g/t gold and 0.37% copper (news release NR09-17).  This sampling was completed 350 metres north of Trench 755201 and further illustrates the continuous nature of grades being encountered at surface.

Depth Extent of Mineralization

The depth extent of mineralization will be drill-tested, however excavation of near-surface pits is highly instructive in lieu of such data.  Two vertical pits were excavated in Trench 755201 (Fig. 2) to test the depth extent of mineralization.  A near-surface vertical profile of gold distribution was obtained by systematically sampling each pit at 10-centimetre intervals.  Pit V-1 contains 1.1 metres grading 1.27 g/t gold and 0.51% copper.  Pit V-2 contains 2.7 metres grading 3.25 g/t gold and 0.14% copper.  Both pits produced increasing intensities of gold mineralization with depth; Grade in pit V-2 increased with depth from approximately 1.0 g/t gold at surface to just over 6.0 g/t gold at 2.7 metres depth.

Table 1.  Gold and Copper highlights from Lucero Trench 755201

	From	To	Length	Au	Cu
	m	m	m	g/t	%
	0	44.3	44.3	2.86	0.22
incl.	3.3	44.3	41	3.08	0.20
incl.	10.8	18.3	7.5	3.99	0.13
incl.	29.3	35.3	6	3.97	0.09

Ongoing Work

Results are expected soon from extensive soil sampling grids surrounding the core Lucero target.  In addition, as part of the airborne geophysical surveys ongoing in the Cordillera, the Lucero target area will be flown at a 50-metre line spacings – this increase in geophysical data density will provide better definition on the size of the coincident EM and magnetic anomalies.

Lucero is a 100% grass-roots discovery and was not previously exposed by any informal mining activity.  The Lucero target was originally defined by 200-metre line-spaced magnetic and electromagnetic (EM) geophysical data combined with regional geology and stream sediment geochemistry.  The Lucero discovery now forms a gold and copper mineralized zone that extends for over one kilometre.  Significant trench results, including 41 metres grading 3.08 g/t gold, suggest that the discovery zone has significant bulk tonnage gold potential.

Figure 1.  Rock and soil sample results for the Lucero Zone.  Individual figures show gold and copper anomalies in rocks and soils.  Gold values are plotted with geology (Fig. 2A), and with magnetic data (Fig. 2B).  Copper values are plotted with geology (Fig. 2C) and with magnetic data (Fig. 2D).

 Figure 2:  Lucero Trench 755201 Cross Section.  The upper histogram shows gold grade across the trench, including 41 metres grading 3.08 g/t gold.  Smaller histograms show vertical change in gold grade within two pits.

Figure 3.  Location of the Lucero Discovery and the high priority Taricori and Canelo prospects.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

September 28, 2010